UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

____________________

U.S. Well Services, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U 101

(CUSIP Number)

Ross A. Oliver
Crestview Partners
590 Madison Avenue, 42nd Floor New York, NY 10022
(212) 906-0700

Copies to:

E. Ramey Layne
Crosby Scofield
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

91274U 101

1	Name of Reporting Person Crestview Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 106,334,642(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 106,334,642(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 106,334,642(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.35%(2)
14	Type of Reporting Person PN
(1)	Consists of (i) 65,909,328 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares (as discussed in Item 6) held directly by Crestview III USWS, L.P., (ii) 3,253,101 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Initial Warrants (as discussed in Item 3) received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), (iv) 2,133,334 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 1,066,668 Additional May 2019 Warrants (as discussed in Item 3) (together, the Preferred Warrants with the Initial Warrants, the “Outstanding Warrants”) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3), (v) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 of the shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vi) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Note Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).
(2)	Based on (i) 93,377,516 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of June 30, 2021 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2021, plus (ii) 5,758,334 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 89,479,973 shares of Class A Common Stock issued in connection with the Series B Forced Conversion (as discussed in Item 3), plus (v) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	Name of Reporting Person Crestview III USWS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 101,333,908(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 101,333,908(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,333,908(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 46.08%(2)
14	Type of Reporting Person PN
(1)	Consists of (i) 65,909,328 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares, (ii) 3,454,564 shares of Class A Common Stock issuable upon exercise of the Initial Warrants, (iii) 2,033,029 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,016,515 May 2019 Warrants and (B) 1,016,514 Additional May 2019 Warrants (as discussed in Item 3), (iv) 839,395 shares of Class A Common Stock issuable upon conversion of 4,205 shares of Series A Preferred Stock (as discussed in Item 3) and (v) 28,978,469 shares of Class A Common Stock issuable upon conversion of $38,119,328.56 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).
(2)	Based on (i) 93,377,516 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of June 30, 2021 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2021, plus (ii) 5,758,334 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 89,479,973 shares of Class A Common Stock issued in connection with the Series B Forced Conversion (as discussed in Item 3), plus (v) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	Name of Reporting Person Crestview III USWS TE, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds 00
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 5,000,734(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,000,734(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,734(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.27%(2)
14	Type of Reporting Person CO

(1)	Consists of (i) 3,253,101 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares, (ii) 170,436 shares of Class A Common Stock issuable upon exercise of the Initial Warrants, (iii) 100,305 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 50,151 May 2019 Warrants and (B) 50,154 Additional May 2019 Warrants (as discussed in Item 3), (iv) 41,321 shares of Class A Common Stock issuable upon conversion of 207 shares of Series A Preferred Stock (as discussed in Item 3) and (v) 1,429,694 shares of Class A Common Stock issuable upon conversion of $1,880,671.44 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).
(2)	Based on (i) 93,377,516 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of June 30, 2021 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2021, plus (ii) 5,758,334 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 89,479,973 shares of Class A Common Stock issued in connection with the Series B Forced Conversion (as discussed in Item 3), plus (v) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

This Amendment No. 5 to Schedule 13D (this “Statement”) amends and restates the Schedule 13D originally filed by the Reporting Persons (as defined below) on November 19, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019, as further amended by Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 12, 2019, as further amended by Amendment No. 3 to the Schedule 13 filed by the Reporting Persons on April 2, 2020, as further amended by Amendment No. 4 to the Schedule 13 filed by the Reporting Persons on June 29, 2021.

Item 1.	Security and Issuer

This Statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Statement because they vote together as a single class.

The principal executive offices of the Issuer are located at 770 South Post Oak Lane, Suite 405, Houston, TX 77056.

Item 2.	Identity and Background

The names of the persons filing this Statement are Crestview Partners III GP, L.P. (“Crestview GP”), Crestview III USWS, L.P. (“Crestview III LP”) and Crestview III USWS TE, LLC (“Crestview III LLC,” and together with Crestview III LP, the “Crestview Parties” and, together with Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Crestview GP and Crestview III LP are each a Delaware limited partnership. Crestview III LLC is a Delaware limited liability company. Each of the Reporting Persons is a private investment fund. Crestview GP serves as the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Decisions by Crestview GP to vote or dispose of the Class A Common Stock held by the Crestview Parties requires the approval of a majority of the seven members of its investment committee and its chairman, which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose, Adam J. Klein and Daniel G. Kilpatrick. None of the foregoing persons has the power individually to vote or dispose of any of the Class A Common Stock held by the Crestview Parties. Each of the foregoing individuals, in his capacity as solely a member of the investment committee, disclaims beneficial ownership of all such Class A Common Stock. The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Crestview Parties collectively purchased 20,250,000 shares of Class A Common Stock (the “Acquired Shares”) and 7,250,000 private placement warrants with each warrant exercisable for one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, or $11.50 per whole share (the “Initial Warrants”) for aggregate consideration of $180,000,000 pursuant to the Subscription Agreement (the “Subscription Agreement”), dated July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., the Crestview Parties, and, solely for purposes of Section 12(a) therein, Crestview Partners III (TE), L.P. (“VCOC I”) and Crestview Partners III Co-Investors, L.P. (“VCOC II,” and, together with VCOC I, “Crestview VCOC”). The Initial Warrants became exercisable 30 days after the closing of the Merger Agreement (as discussed in Item 4), which closed on November 9, 2018. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

On May 24, 2019 (the “Series A Preferred Closing”), the Crestview Parties collectively purchased 20,000 shares of Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), and 1,066,666 warrants exercisable as described in Item 4 below (the “May 2019 Warrants”) for aggregate consideration of $20,000,000 pursuant to the Series A Purchase Agreement dated May 23, 2019 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Series A Purchase Agreement”). In addition, the Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 additional warrants exercisable as described in Item 4 below (the “Additional May 2019 Warrants” and, together with the May 2019 Warrants, the “Preferred Warrants”) beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit. On each of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021, in accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties.

On April 1, 2020 (the “Series B Preferred Closing”), the Crestview Parties collectively purchased 11,500 shares of Series B Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series B Preferred Stock”), for aggregate consideration of $11,500,000 pursuant to the Series B Purchase Agreement dated March 31, 2020 (the “Series B Purchase Agreement” and, together with the Series A Purchase Agreement, the “Stock Purchase Agreements”) by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Series B Purchasers”). The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties.

On June 24, 2021 (the “PIK Note Closing”), the Crestview Parties collectively (i) purchased $20,000,000 in aggregate principal amount of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer for aggregate consideration of $20,000,000 in cash (the “Cash PIK Notes”) and (ii) were issued $20,000,000 in aggregate principal amount of 16.0% Convertible Senior Secured (Third Lien) PIK Notes of the Issuer in exchange for the cancellation of 15,588 shares of Series A Preferred Stock (the “Exchange PIK Notes” and, together with the Cash PIK Notes, the “PIK Notes”), in each case, pursuant to the Note Purchase Agreement dated June 24, 2021 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “PIK Note Purchase Agreement”). The source of funds for the Crestview Parties’ purchase of the Cash PIK Notes was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On July 13, 2018, the Issuer entered into a Merger and Contribution Agreement (the “Merger Agreement”), by and among the Issuer, MPAC Merger Sub LLC, USWS Holdings, certain owners of equity interests in USWS Holdings and, solely for the purposes specified therein, the seller representative named therein. In connection with the entry into the Merger Agreement, the Issuer entered into a Subscription Agreement, pursuant to which (i) the Reporting Persons purchased the Acquired Shares and the Initial Warrants and (ii) the Issuer agreed that Crestview VCOC shall have the right to designate (x) two directors to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 14.3% of the outstanding Class A Common Stock and (y) one director to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 5% and less than 14.3% of the Class A Common Stock. Adam J. Klein, who is a Partner of each of Crestview, L.L.C. and Crestview Advisors, L.L.C., currently serves as Crestview VCOC’s designee on the Issuer’s board of directors, and in such capacity may have influence over the corporate activities of the Issuer.

Concurrently with the closing of transactions contemplated by the Merger Agreement, each of the Crestview Parties entered into the Amended and Restated Registration Rights Agreement, dated November 9, 2018 (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), (i) all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exercise or exchange of any other security therefor and (ii) the Initial Warrants.

Subject to the terms and conditions of the Certificate of Designations the Issuer filed with the Delaware Secretary of State on May 24, 2019 (the “Series A Certificate of Designations”), following the first anniversary of the Series A Preferred Closing, all or any portion of the shares of Series A Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series A Preferred Stock is $6.67 and is subject to adjustment for stock splits, combinations, certain distributions or similar events. However, if the Issuer exercises its right to redeem the Series A Preferred Stock and funds such redemption with proceeds from an equity offering within one year of the Series A Preferred Closing, the conversion price will be the higher of the price to the public in such offering and the ordinary conversion price. As a result, the number of shares of Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock cannot be determined at this time, though the Series A Certificate of Designations provides that the shares of Series A Preferred Stock held by the Crestview Parties may not be converted into more than 4,960,000 shares of Class A Common Stock, subject to certain adjustments as provided therein.

Subject to the terms and conditions of the Series A Certificate of Designations, the Series A Preferred Stock is also subject to redemption by the Issuer at any time and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

The Preferred Warrants are subject to the terms and conditions of a Warrant Agreement dated May 24, 2019 by and between the Issuer and Continental Stock Transfer & Trust Company as warrant agent (the “Preferred Warrant Agreement”). Subject to the terms and conditions of the Preferred Warrant Agreement, the Crestview Parties may acquire shares of Class A Common Stock based on an exercise price of $7.66 per share (subject to adjustments for stock splits, combinations, certain distributions or similar events) from time to time beginning with the date that is six months following the Series A Preferred Closing and for six years thereafter. The Preferred Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the Preferred Warrants cannot be determined at this time, though in no event will the Preferred Warrants be exercisable for more than 1,244,444 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

The Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 Additional May 2019 Warrants beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. In accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties on each of March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021. The Additional May 2019 Warrants are subject to the terms and conditions of the Preferred Warrant Agreement.

Subject to the terms and conditions of the Series B Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 31, 2020 (the “Series B Certificate of Designations” and, together with the Series A Certificate of Designations, the “Certificates of Designations”), all or any portion of the shares of Series B Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series B Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series B Preferred Stock is $0.308 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series B Certificate of Designations, (a) the Series B Preferred Stock is subject to redemption by the Issuer at any time after the date that is eighteen (18) months after the issuance date of the Series B Preferred Stock, and (b) following the third anniversary of the issuance date of the Series B Preferred Stock, any time the Class A Common Stock is listed on a national securities exchange, the Series B Preferred Stock is subject to conversion by the Issuer and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated May 24, 2019 (the “Series A Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. Concurrently with the closing of the transactions contemplated by the Series B Purchase Agreement, the Crestview Parties entered into the Series B Registration Rights Agreement, dated April 1, 2020, with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto (the “Series B Registration Rights Agreement” and, together with the Series A Registration Rights Agreement, the “Preferred Registration Rights Agreements”). The Preferred Registration Rights Agreements include customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Preferred Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of Series A Preferred Stock, the Series B Preferred Stock or the Preferred Warrants.

On June 24, 2021, the Issuer issued and sold the PIK Notes in a private placement offering (the “PIK Note Offering”). Subject to earlier conversion or redemption in accordance with their terms, the PIK Notes will become due and payable on June 5, 2026 (the “Maturity Date”) in a number of shares of Class A Common Stock determined by dividing (i) the outstanding balance of the principal amount of the PIK Notes (together with the accrued but unpaid interest on the PIK Notes) as of the Maturity Date, by (ii) the volume-weighted average price of the Class A Common Stock for the 20 trading day period (as determined in accordance with the PIK Notes, the “Twenty-Day VWAP”) immediately preceding the Maturity Date (or in such other manner as determined pursuant to the terms of the Purchase Agreement). Subject to the terms of the PIK Notes, at any time prior to the payment in full of all outstanding principal and interest owing under the PIK Notes, the Crestview Parties party thereto may elect to convert all or a portion of such outstanding principal and interest into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (a) the amount of such outstanding aggregate principal amount plus accrued and unpaid interest through the date immediately prior to the date of conversion, by (b) the conversion price, which shall initially be $0.98 and $2.00 with respect to the Cash PIK Notes and the Exchange PIK Notes, respectively, and which may be adjusted from time to time as set forth in the PIK Notes (the “Conversion Price”).

In addition, following the first anniversary of the PIK Note Closing, and at any time in which there are no issued and outstanding shares of Series A Preferred Stock or Series B Preferred Stock, if the Twenty-Day VWAP is greater than $2.00 for ten trading days during any twenty consecutive trading day period, then the Issuer shall have the option from time to time, to convert all or a portion of the outstanding principal and interest then owing under the PIK Notes into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the amount of such outstanding principal and interest owing through the date immediately prior to the date of conversion, by (ii) the Conversion Price.

In the event of a Change of Control (as defined in the PIK Notes), the Issuer shall have the option to either (i) in full satisfaction of the respective PIK Notes, pay to the Crestview Party thereto in cash the amount of the outstanding principal and accrued and unpaid interest through the date immediately prior to the date of such Change of Control or (ii) convert no later than the tenth business day following such Change of Control all of the outstanding principal and interest then owing under the PIK Note into a number of shares of Class A Common Stock equal to the quotient obtained by dividing (A) the amount of such outstanding principal and interest through the date immediately prior to the Change of Control, by (B) either (1) the Twenty-Day VWAP immediately preceding such Change of Control or (2) if the Change of Control occurs during any period in which the Class A Common Stock is not listed on any national securities exchange, then the Fair Market Value (as defined in the PIK Notes) of the Class A Common Stock as of the date of the notice of conversion.

Concurrently with the closing of transactions contemplated by the PIK Note Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated June 24, 2021 (the “PIK Note Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The PIK Note Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the PIK Note Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of the PIK Notes.

Additionally, on June 24, 2021, the Issuer, the Crestview Parties and certain other holders of shares of Series B Preferred Stock (such holders, each, a “Series B Stockholder Party”) entered into the Written Consent and Voting Agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, (i) the parties thereto agreed to vote or cause to be voted, all shares of Class A Common Stock owned by such party or any of its affiliates, or over which such holder of Series B Preferred Stock or any of its affiliates has voting control, at any annual or special meeting of the Issuer’s stockholders, in favor of a proposal to approve the issuances of shares of Class A Common Stock issuable under the terms of the PIK Notes or issuable upon conversion of the Series B Preferred Stock pursuant to an amendment to the Series B Certificate of Designations (the “Series B Certificate of Designations Amendment”), (ii) each Series B Stockholder Party approved the Series B Certificate of Designations Amendment and certain other matters related to the transactions contemplated by the PIK Note Purchase Agreement and (iii) each Series B Stockholder Party agreed to not transfer certain shares of Class A Common Stock until the earlier of obtaining the stockholder approval described in clause (i) of this sentence and November 1, 2021. The Series B Certificate of Designations Amendment provides (a) the Issuer with a right to cause the conversion of Series B Preferred Stock into Class A Common Stock from June 24, 2021 until December 31, 2021 if the closing price of the Class A Common Stock is greater than $0.308 for twenty days during any 30 consecutive trading day period; provided that in connection with such a conversion Series B Preferred Stock shall receive an additional number of shares of Class A Common Stock equal to the aggregate amount of dividends that would have accrued if such shares were converted as of April 1, 2022 (any such conversion, the “Series B Forced Conversion,” and such additional shares of Class A Common Stock, “Additional Conversion Shares”) and (b) the Issuer would not exercise its redemption rights pursuant to Section 8(a) of the Series B Certificate of Designations until April 1, 2022. The Voting Agreement also provides that the Issuer shall not cause the Series B Certificate of Designations Amendment to be effective until the earlier of (1) NASDAQ notifying the Issuer that the Series B Forced Conversion does not require stockholder approval and (2) obtaining stockholder approval for such the Series B Forced Conversion. If NASDAQ notifies the Issuer that stockholder approval of the Series B Forced Conversion is required, the parties to the Voting Agreement agree (A) 50% of the shares of Series B Preferred Stock owned by each Stockholder Party would automatically convert into shares of Class A Common Stock in accordance with the Series B Certificate of Designations, (B) all references to “April 1, 2022” in the Series B Certificate of Designations Amendment would be changed to “December 1, 2022” and (C) the Issuer would not to exercise its redemption rights pursuant to Section 8(a) of the Series B Certificate of Designations until December 1, 2022.

On September 14, 2021, the Issuer caused the Series B Certificate of Designations Amendment to become effective by its filing with the Delaware Secretary of State. On September 17, 2021, the Issuer exercised its right to cause the Series B Forced Conversion under the Series B Certificate of Designations, as amended by the Series B Certificate of Designations Amendment, and, in exchange for the conversion of 41,310,550 and 2,039,329 shares of Series B Preferred Stock by Crestview III LP and Crestview III LLC, respectively, Crestview III LP and Crestview III LLC received 46,611,418 and 2,301,011 shares of Class A Common Stock, respectively, of which a total of 5,562,550 were Additional Conversion Shares.

The foregoing descriptions of the Merger Agreement, the Registration Rights Agreement, the Stock Purchase Agreements, the Certificates of Designations, the Preferred Warrant Agreement, the Preferred Registration Rights Agreements, the PIK Note Purchase Agreement, the PIK Note Registration Rights Agreement and the Voting Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 2, 4, 6, 7, 8, 9, 11, 12, 13, 14, 16 and 17 respectively, in Item 7 of this Statement and are incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Statement for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with the Issuer’s management and board of directors about a broad range of operational and strategic matters and may communicate with other stockholders or third parties regarding the foregoing. The Reporting Persons may formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a business combination, acquisition, sale of the Issuer or a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The below table sets forth the number of shares of Class A Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties are deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. Neither Crestview III LP nor Crestview III LLC have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

Reporting Persons	Class A Common Stock Owned Directly	Aggregate Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned (2)
Crestview Partners III GP, L.P.	0	106,334,642	48.35%
Crestview III USWS, L.P.	66,028,451	101,333,908	46.08%
Crestview III USWS TE, LLC	3,258,978	5,000,734	2.27%

________________

(1)	Consists of (i) 65,909,328 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares held directly by Crestview III USWS, L.P., (ii) 3,253,101 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Initial Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), (iv) 2,133,334 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 1,066,668 Additional May 2019 Warrants (as discussed in Item 3) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement, (v) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 of the shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vi) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Note Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).

(2)	Based on (i) 93,377,516 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of June 30, 2021 as represented by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2021, plus (ii) 5,758,334 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 880,716 shares of Class A Common Stock issuable upon conversion of 4,412 shares of Series A Preferred Stock, plus (iv) 89,479,973 shares of Class A Common Stock issued in connection with the Series B Forced Conversion (as discussed in Item 3), plus (v) 30,408,163 shares of Class A Common Stock issuable upon conversion of $40,000,000 in aggregate principal amount of the PIK Notes (as discussed in Item 3). Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 9, 2018, Crestview III LLC and Crestview III LP entered into a Side Letter (the “Side Letter”) by and between Crestview III LLC, Crestview III LP, Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (the “Sponsor”), pursuant to which the Sponsor agreed to transfer an aggregate of 125,000 shares of Class A Common Stock to Crestview III LP and Crestview III LLC (the “Sponsor Transferred Shares”). The Sponsor Transferred Shares were to be held by the Sponsor until the satisfaction of certain vesting conditions described in the Side Letter, however, on July 3, 2019 the Sponsor transferred the Sponsor Transferred Shares to Crestview III LP and Crestview III LLC in connection with the winding up of Sponsor’s operations and pursuant to the First Amendment to the Side Letter, a copy of which is attached hereto as Exhibit 10. The Sponsor Transferred Shares remain subject to the vesting conditions described in the original Side Letter, a copy of which is being incorporated by reference as Exhibit 5.

Pursuant to the terms of the Series B Purchase Agreement, the Issuer agreed that, for so long as the Crestview Parties continue to beneficially own the Series B Preferred Stock, in the event the Issuer makes any issuance that is not a public offering of any shares of (i) preferred stock, (ii) Class A Common Stock or (iii) other security that is convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire Class A Common Stock, then, subject to certain exceptions, the Crestview Parties will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to other purchasers, up to their Pro Rata Share of such new securities. The term “Pro Rata Share” as used in the Series B Purchase Agreement refers to the percentage ownership that is obtained by dividing the number of shares of Class A Common Stock beneficially owned by the Crestview Parties and their affiliates on a fully-diluted basis by the total number of the Class A Stock beneficially owned by the Series B Purchasers and their affiliates on a fully-diluted basis.

Concurrently with the closing of the PIK Note Offering, each of the Crestview Parties entered into the Letter Agreement, dated June 24, 2021 (the “Preemptive Rights Letter Agreement”) with the Issuer. Pursuant to the Preemptive Rights Letter Agreement, the Issuer agreed that, from the time that the Crestview Parties no longer hold any shares of Series B Preferred Stock until the Crestview Parties’ “Pro Rata Share” (as defined below) is less than 10%, in the event the Issuer makes any issuance that is not a public offering of any shares of (i) preferred stock, (ii) Class A Common Stock or (iii) other security that is convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire Class A Common Stock, then, subject to certain exceptions, the Crestview Parties will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to other purchasers, up to their Pro Rata Share of such new securities. The term “Pro Rata Share” as used in the Preemptive Rights Letter Agreement refers to the percentage ownership that is obtained by dividing the number of shares of Class A Common Stock beneficially owned by the Crestview Parties and their affiliates on a fully-diluted basis by the total number of the Class A Stock beneficially owned by all holders of Class A Common Stock on a fully-diluted basis; provided that “fully-diluted” shall only take into account the shares of Class A Common Stock issuable upon the conversion of the Series A Preferred Stock, Series B Preferred Stock and PIK Notes as well as the shares of Class A Common Stock exchangeable for shares of Class B Common Stock.

On June 25, 2021, the Crestview Parties and the Issuer entered into an a First Amendment to the PIK Note Purchase Agreement (the “First NPA Amendment”) with AG Energy Funding, LLC (“AG”) pursuant to which the Issuer sold an additional $38,000,000 in aggregate principal amount of PIK Notes to AG. In connection therewith, on June 25, 2021, (i) the parties to the PIK Note Registration Rights Agreement entered into an amendment thereto (the “RRA Amendment”) in order to join AG as a party to the PIK Note Registration Rights Agreement and increase the number of “Registrable Securities” thereunder to include additional shares of Class A Common Stock issued or issuable upon conversion of the then outstanding PIK Notes and any PIK Notes that may be issued in the future, and (ii) the Crestview Parties and AG entered into a Letter Agreement (the “Series A Letter Agreement”) pursuant to which AG provided the Crestview Parties with a right of first refusal to purchase certain of AG’s shares of Series A Preferred Stock.

On August 11, 2021, the Issuer entered into a Second Amendment to the PIK Note Purchase Agreement (the “Second NPA Amendment”) with the Crestview Parties and other purchasers party thereto. The Second NPA Amendment makes certain clarifications to the Exchange PIK Notes to (i) provide that the adjustments to the Conversion Price set forth in Section 6(d)(ii) and Section 6(d)(iii) of the Exchange PIK Notes will apply in the event of any reverse stock split by the Issuer, and (ii) replace all references to the “Nasdaq’s listing rules” and the “applicable NASDAQ rules” in Section 7 of the Exchange PIK Notes with references to the “applicable rules of the Trading Market on which the Class A Common Stock is then traded, including, if applicable, either of the OTCQB marketplace or the OTCQX marketplace of the OTC Markets Group.”

On September 14, 2021 the Issuer entered into an amendment to the Series B Registration Rights Agreement (the “Series B Registration Rights Amendment”) with the holders of a majority of the outstanding “Registrable Securities” thereunder. The Series B Registration Rights Amendment provides that the Issuer will file an additional resale registration statement on or before November 30, 2021 in order to register the Additional Conversion Shares not covered for resale on the Issuer’s registration statement on Form S-3, which was declared effective by the Securities Exchange Commission on August 28, 2020.

The foregoing descriptions of the Preemptive Rights Letter Agreement, the First NPA Amendment, the RRA Amendment, the Series A Letter Agreement, the Second NPA Amendment and the Series B Registration Rights Amendment do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 15, 18, 19, 20, 21 and 22 respectively, in Item 7 of this Statement and are incorporated herein by reference.

Except as otherwise described in this Statement and the agreements incorporated by reference herein and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the entities named in Item 2 and between such entities and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement by and among the Reporting Persons dated as of September 9, 2018 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019).
2	Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matlin & Partners Acquisition Corporation on July 16, 2018).
3	Crestview Subscription Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., Crestview III USWS, L.P., Crestview III USWS TE, LLC and, solely for purposes described therein, the entities named therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Matlin & Partners Acquisition Corporation on July 16, 2018).
4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by among the Issuer and the holders named therein (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 16, 2018).
5	Side Letter, dated as of November 9, 2018, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on May 29, 2019).
6	Purchase Agreement, dated May 23, 2019, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
7	Certificate of Designations dated May 24, 2019, of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).

Exhibit	Description
8	Warrant Agreement, dated May 24, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
9	Registration Rights Agreement, dated May 24, 2019, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
10	First Amendment to the Side Letter, dated as of July 3, 2019, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation (now known as U.S. Well Services, Inc.) and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by the Reporting Persons on November 12, 2019).
11	Purchase Agreement, dated March 31, 2020, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed by the Reporting Persons on April 2, 2020).
12	Series A Certificate of Designations dated March 31, 2020, of the Issuer (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed by the Reporting Persons on April 2, 2020).
13	Registration Rights Agreement, dated April 1, 2020, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed by the Reporting Persons on April 2, 2020).
14	Note Purchase Agreement, dated June 24, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
15	Letter Agreement, dated June 24, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC and the Issuer (incorporated by reference to Exhibit 15 to the Schedule 13D/A filed by the Reporting Persons on June 29, 2021).
16	Registration Rights Agreement, dated June 24, 2021, by and among the Crestview III USWS, L.P., Crestview III USWS TE, LLC, the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
17	Written Consent and Voting Agreement, dated June 24, 2024, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC, the Issuer and the other parties thereto (incorporated by reference to Exhibit 17 to the Schedule 13D/A filed by the Reporting Persons on June 29, 2021).
18	First Amendment to Note Purchase Agreement, dated June 25, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
19	First Amendment to Registration Rights Agreement, dated June 25, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC, the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Issuer on June 28, 2021).
20	Letter Agreement, dated June 24, 2021, by and among Crestview III USWS, L.P., Crestview III USWS TE, LLC and AG Energy Funding, LLC (incorporated by reference to Exhibit 20 to the Schedule 13D/A filed by the Reporting Persons on June 29, 2021).
21	Second Amendment to Note Purchase Agreement, dated August 11, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 13, 2021).
22	Second Amendment to Amended and Restated Registration Rights Agreement, dated September 14, 2021, by and among the Issuer, Crestview III USWS, L.P., Crestview III USWS TE, LLC and the other parties thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 17, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2021

CRESTVIEW PARTNERS III GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel